                                                                  EXHIBIT (A)(7)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated June 30,
   1997, and the related Letter of Transmittal and is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If the securities laws of any jurisdiction
             require the Offer to be made by a licensed broker or
               dealer, the Offer shall be deemed to be made on
                 behalf of Three Rivers Acquisition Corp. by
                   Donaldson, Lufkin & Jenrette Securities
                     Corporation or one or more registered
                      brokers or dealers licensed under
                        the laws of such jurisdiction.

                          Notice of Offer to Purchase
                    All Outstanding Shares of Common Stock
                       (Including the Associated Rights)

                                      of

                           SMT Health Services Inc.

                                      at

                         $11.75 Net Per Share in Cash

                                      by

                        Three Rivers Acquisition Corp.

                         a Wholly Owned Subsidiary of

                          Three Rivers Holding Corp.

Three Rivers Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Three Rivers Holding Corp., a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of Common Stock, $.01 par value (the "Shares"), of SMT Health Services Inc., a Delaware corporation (the "Company"), including the associated Rights, at a purchase price of $11.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 1997, and the related Letter of Transmittal (which together constitute the "Offer"). Unless the context otherwise requires, all references herein to Shares shall include the associated Rights (as defined in the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of November 8, 1995, as amended June 23, 1997 (the "Rights Agreement")). See the Offer to Purchase for capitalized terms used but not defined herein.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
YORK CITY TIME, ON MONDAY, JULY 28, 1997, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined below)
(x) that number of outstanding Shares which, together with the outstanding Shares subject to the Stockholder Agreement (as defined below) that shall not have been so tendered, would represent at least a majority of all outstanding Shares (for purposes of this clause (x) only, "Shares" shall be deemed to refer only to Shares outstanding as of the date of the Merger Agreement (as defined below)) and (y) that number of Shares which, together with the Shares subject to the Stockholder Agreement that shall not have been so tendered, would represent at least a majority of the fully diluted Shares (determined on a fully diluted basis for all outstanding stock options, warrants and any other rights to acquire Shares) (the conditions in (x) and (y) collectively, the "Minimum Condition") and (2) the Company having obtained certain amendments to, and consents with respect to, existing equipment lease and other financing arrangements as set forth in Section 14 of the Offer to Purchase. The Purchaser reserves the right (subject to obtaining the express written consent of the Company and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission")), which it presently has no intention of exercising, to waive or reduce the Minimum Condition.

The Offer is not conditioned on obtaining financing.

The Board of Directors of the Company has unanimously approved the Merger Agreement and has determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all of the stockholders of the Company accept the Offer, tender their Shares and approve the Merger Agreement and the Merger, if required by law.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of June 24, 1997 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that the Purchaser will be merged (the "Merger") with and into the Company after the completion of the Offer and the satisfaction of certain conditions. As a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) (other than Shares then owned by the Company, Parent, the Purchaser, any other subsidiary of Parent or the Company or stockholders who dissent from the Merger and comply with all of the provisions of the Delaware General Corporation Law concerning the right, if applicable, of holders of Shares to seek appraisal of their Shares) will be converted into the right to receive the price paid in the Offer in cash, without interest.

In connection with the execution of the Merger Agreement, the Purchaser and Parent entered into a Stockholder Agreement, dated as of June 24, 1997 (the "Stockholder Agreement"), with Jeff D. Bergman, the President, Chief Executive Officer and Chairman of the Board of the Company, Daniel Dickman, the Executive Vice President, Chief Operating Officer, Secretary and a Director of the Company, David W. Spindler, the Senior Vice President of Clinical Operations and Marketing of the Company, and David A. Zynn, the Chief Financial Officer, Treasurer and Assistant Secretary of the Company (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase, all Shares beneficially owned by them, representing approximately 15.1% of the Shares on a fully diluted basis, including Shares subsequently acquired by a Selling Stockholder through the exercise of options or otherwise, at a price per Share equal to the price paid in the Offer, provided that such obligation to sell and such obligation to purchase are subject to certain conditions, including the Minimum Condition having been satisfied and the Purchaser having accepted Shares for payment under the Offer. Pursuant to the Stockholder Agreement, the Purchaser has the right (which it intends to exercise) to require the Selling Stockholders to tender the Shares subject to the Stockholder Agreement into the Offer. Pursuant to the Stockholder Agreement, each Selling Stockholder has also executed and delivered a proxy for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by such Selling Stockholder to vote such Shares against certain competing transactions, as set forth in Section 12 of the Offer to Purchase.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered to the Purchaser on or prior to the Expiration Date and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting payments to tendering stockholders. Under no circumstances will interest on the purchase price of the Shares be paid by the Purchaser by reason of any delay in making such payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or a Book-Entry Confirmation) pursuant to the procedures set forth in Section 2 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile copy thereof), properly completed and duly executed, or an "Agent's Message" and (c) any other documents required by the Letter of Transmittal.

The term "Expiration Date" means 12:00 Midnight, New York City time, on Monday, July 28, 1997, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 14 of the Offer to Purchase shall have occurred or shall have been determined by the Purchaser to have occurred, (a) to extend the period of time for which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to the Depositary and (b) to amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares, whether or not the Purchaser exercises its right to extend the Offer.

There can be no assurance that the Purchaser will exercise its right to extend the Offer (other than as required by the Merger Agreement or applicable law). Any extension, amendment or termination of the Offer, or the waiver of any condition of the Offer, will be followed as promptly as practicable by a public announcement.

If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted which represent more Shares than are tendered, certificates for such Shares not purchased or tendered will be returned (or, in the case of Shares delivered by book-entry transfer within a Book-Entry Transfer Facility pursuant to the procedures set forth in Section 2 of the Offer to Purchase, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility) without expense to the tendering stockholder, as promptly as practicable following the expiration, termination or withdrawal of the Offer. Certificates representing Shares canceled in the Merger will not be returned.

Except as otherwise provided below, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn on, or at any time prior to, the Expiration Date and, unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn on or after August 28, 1997.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution, except in the case of Shares tendered by an Eligible Institution, must also be furnished to the Depositary as aforesaid. If Shares have been delivered pursuant to the procedure for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Stockholders are urged to read the Offer to Purchase and the related Letter of Transmittal carefully before deciding whether to tender their Shares pursuant to the Offer.

Questions and requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Holders of Shares may also contact brokers, dealers, commercial banks and trust companies for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other related materials.

                    The Information Agent for the Offer is:
                               [MacKenzie Logo]
                               156 Fifth Avenue
                           New York, New York 10010
                           (212) 929-5500 (Collect)
                                      or
                         Call Toll-Free (800) 322-2885

                     The Dealer Manager for the Offer is:

                         Donaldson, Lufkin & Jenrette
                            Securities Corporation
                     2121 Avenue of the Stars, Suite 3000
                             Los Angeles, CA 90067
                           (310) 282-5597 (Collect)

June 30, 1997